Exhibit 99.1

September 17, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., received a notice on September 16, 2021, regarding the authorization of Mr. Miguel Ángel Peña to act as Principal Director in accordance with Resolution N° 300 of the Argentine Central Bank.

Yours faithfully,

A. Enrique Pedemonte Attorney in fact Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which such original document shall govern in all respects, including with respect to any matters of interpretation.